Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Fund For Utah (the "Fund") was held on September 24, 2005. The holders of shares representing 81% of the total net asset value of the shares entitled to vote were present in person or by proxy.
At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Number of  Votes:

	Trustee				For			Withheld

	Gary C. Cornia		$137,194,397		$790,636
	Diana P. Herrmann		$137,623,177		$361,845
	Lyle W. Hillyard		$137,187,031		$798,001
	John C. Lucking		$137,744,464		$240,569
	Anne J. Mills		$137,615,413		$369,620